Exhibit 99.1

PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS ANNOUNCES ACQUISITION OF LEADING BRAZILIAN WATER DISTRIBUTION, COLLECTION AND TREATMENT BUSINESS

October 27, 2016 – Brookfield Business Partners (NYSE: BBU; TSX: BBU.UN) announced today that together with institutional clients of Brookfield Asset Management it has entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental, Brazil's largest private water distribution, collection and treatment company (the "Transaction"). The Transaction includes the core water, wastewater and industrial water treatment businesses of Odebrecht Ambiental.

The Transaction provides for an initial purchase price of US$768 million. It is also anticipated that approximately US$125 million of additional capital will be contributed to the business on or about closing to fund working capital requirements and support the expected growth of the business. Under the terms of the Transaction, a future payment to the seller of up to R$350 million (approximately US$110 million at the current exchange rate) may be added to the purchase price if the business achieves certain performance milestones over the three years following closing.

FI-FGTS, the investment arm of Brazil's Employees' Severance Guarantee Fund, is expected to continue to own a 30% interest in the business and contribute its considerable market knowledge and industry expertise to the operations.

"Our acquisition of Odebrecht Ambiental is an exciting opportunity for us to own a high quality water services platform in an emerging market, including an industry leading municipal water and wastewater business with scale and strong growth potential," said Cyrus Madon, CEO of Brookfield Business Partners. "It is a great addition to our diversified portfolio of high quality businesses with solid long-term fundamentals and reflects Brookfield's expertise in the Brazil market. Given Odebrecht Ambiental's operational footprint and technical capabilities, we believe it is well positioned to provide a growing share of the water and sewage improvements planned in Brazil over the next two decades and generate strong and stable long-term returns for Brookfield Business Partners."

Investment Highlights

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Compelling market dynamics.  Despite being the seventh largest economy in the world, many areas of Brazil are in critical need of improved water management and wastewater collection and treatment coverage.

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Opportunity for growth.  Asset portfolio encompasses all stages of a project's lifecycle, with mature operating projects complemented by a range of late to early stage development projects providing for a robust pipeline to support future growth.

-	Attractive future cash flow. Cash flow is expected to grow given significant planned investment under existing contracts and future development opportunities.

-	Diverse asset base. Existing portfolio comprises 22 municipal systems with coverage of more than 17 million people, as well as 4 industrial water treatment systems with "take-or-pay" contracts.

Business Overview

Odebrecht Ambiental is the largest private water services company in Brazil serving both municipal and large industrial customers. The company's water and wastewater business currently serves over 17 million people with sanitation services across 12 states in Brazil through long-term concession and PPP contracts with consistent cash flows.

Funding

Brookfield Business Partners will commit to fund up to 52% of the purchase price on closing, or     US$400 million, along with approximately US$65 million for its share of the capital to be contributed to the business on closing, for a total upfront commitment of US$465 million. We will fund the Transaction from existing liquidity including our US$300 million revolving facility with Brookfield Asset Management for purposes of funding acquisitions and investments.

Prior to or following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional investors, with an expectation that we will retain an ownership in the business of at least 30%.

Transaction Process

Closing of the Transaction remains subject to a number of conditions, including (among others) obtaining the consent of certain of Odebrecht Ambiental's partners and counterparties. The Transaction is also subject to a number of other customary conditions, including regulatory approvals. Closing of the Transaction is targeted for the first quarter of 2017.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldbusinesspartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please visit our website at www.brookfieldbusinesspartners.com or contact:
Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Jennifer Ritchie Tel: (416) 956-5230 Email: jennifer.ritchie@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "would", "future", "growth", "expect", "believe", "should", "may", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the continued ownership of the business by FI-GFTS, the future performance and operation of the acquired business and growth initiatives relating thereto, growth in Brazil's water management and wastewater industry, the Brazil market as a key market for investment, future water and sewage improvements planned for the Brazil market, anticipated cash flows and current and future concessions and contracts.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.